UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 000-55716

Trilogy International Partners Inc.
(Translation of registrant’s name into English)

155 108th Ave NE, Suite 400, Bellevue, Washington 98004
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Exhibit 99.1 to this report on Form 6-K shall be deemed to be filed and incorporated by reference into the registrant’s Registration Statement on Form S-8 (File No. 333-218631 and File No. 333-251323) and Registration Statement on Form F-3 (File No. 333-259359) and to be a part of each thereof from the date on which said exhibit is filed with this report, to the extent not superseded by documents subsequently filed or furnished.

Exhibit 99.1	Material Change Report dated January 10, 2022

Exhibit 99.2
Agreement For Sale And Purchase Of Shares In Two Degrees Group Limited by and among Trilogy International New Zealand LLC, Tesbrit B.V., Voyage Digital (NZ) Limited and Voyage Australia Holdings PTY Limited, dated 31 December 2021 (portions of this Exhibit have been omitted in accordance with applicable Securities and Exchange Commission Rules)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trilogy International Partners Inc.
(Registrant)

Date: January 10, 2022	By:	/s/ Erik Mickels
Erik Mickels
	Title:	Senior Vice President and Chief Financial Officer